Exhibit 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contacts: Joel L. Thomas
                                                              (919) 379-4300

Alliance One International Reports Fiscal Year 2013 Second Quarter Results

Morrisville, NC - November 6, 2012 - Alliance One International, Inc. (NYSE: AOI) today announced results for its second fiscal quarter ended September 30, 2012.

<u>Second Quarter Results</u>

For the second quarter ended September 30, 2012, the Company reported net income of $18.4 million, or $0.21 per basic share, compared to a net loss of $3.7 million, or $0.04 per basic share, last year. Additionally, for the six months ended September 30, 2012, the Company reported a net loss of $12.4 million, or $0.14 per basic share, compared to a net loss of $2.4 million or $0.03 per basic share for the same period of the prior fiscal year.

Mark W. Kehaya, Chief Executive Officer, said "Fiscal year 2013 is on track to meet our expectations. Revenue for the quarter and first six months increased by $61.9 million and $58.1 respectively, to $576.4 million and $934.2 million versus last year. Additionally, for the quarter, income before taxes and other items significantly improved compared to the prior year from $11.2 million to $21.2 million, as we continue to see the positive impact of our efficiency improvements and devaluation of a number of foreign currencies versus the US dollar. We expect the full effect of the devaluation experienced over the year will more than offset derivative foreign currency hedge losses of $13.0 million realized in the first quarter and $13.3 million through the first six months of this fiscal year.

"Global supply has shifted to undersupply in flavor quality flue-cured and burley leaf varieties and is moving towards equilibrium in other styles based on solid global demand and reduced crop sizes in a number of important regions. As a result, our global inventories decreased $52.1 million versus last year to $1,009.7 million and our uncommitted inventory is inside of the higher end of our target range and is expected to decrease significantly by fiscal year end.

Mr. Kehaya concluded, "Our continued emphasis on investment in factory improvements, grower sustainability, social responsibility and farmer agronomy programs is providing required support to our customers' global initiatives that are intertwined with their volume and quality requirements. Focus on our customer's immediate requirements and our ability to address their longer term needs in a cost effective manner should provide a strong platform to enhance long term shareholder value."

J. Pieter Sikkel, President, remarked, "Fiscal year 2013 is developing as planned and we expect increased volumes and sales despite smaller crops this year. Combined with operational efficiency enhancements that have repositioned our Company with a lower cost position, we anticipate improved results for the full year versus the prior year. Consistent with last year and due to industry changes and customer mix dynamics, the second half of the fiscal year will drive the majority of our volume, revenue and profitability. Our largest challenge this year, and as we begin to look to next year, is meeting the supply requirements of our customer base and their increased appetite for higher quality leaf. Our dedicated worldwide supplier base is a key differentiator from some of our competitors.

Mr. Sikkel, concluded, "Commitment and innovation with our supplier base is helping to improve yields and quality, while focusing on the styles that are increasing in demand and are utilized in a number of customer blends. Attention to our evolving industry position is important to ensure that required supply at competitive prices is available. We believe enhanced long-term shareholder value is predicated on continued focus on our customers' requirements and utilizing capital to support controlled growth where appropriate returns are achievable."

Performance Summary for the Second Fiscal Quarter Ended September 30, 2012

Sales and other operating revenues increased 12.0% to $576.4 million compared to the prior year and gross profit as a percentage of sales improved from 13.9% last year to 15.1%. South America and Africa experienced short crops this year compared to record crop sizes in the prior year. As a result, their average sales prices for this year's crop increased versus last year. Globally, lamina sales prices increased, while by-product sales prices decreased, and due to product mix differences versus last year, consolidated average selling price decreased. The U.S. dollar impact of increased costs associated with higher revenue levels this year was partially offset by Brazilian Real, Malawi Kwacha and Euro devaluation versus the U.S. dollar. In South America, our sales patterns and timing of shipments shifted some last year, from shipping larger volumes in the first part of our fiscal year, to the second half. This resulted in significant shipments of the prior year crop in the current year. In addition, Tanzania experienced delays last year delivering, processing and shipping that did not recur this year, which increased revenues.

Selling, general and administrative costs increased $1.6 million to $36.0 million due to incentive compensation costs related to anticipation of full year results. As a result of increased revenues and gross profits, operating income increased 34.6% to $49.8 million compared to last year. After increased interest costs related to higher average borrowings and higher average interest rates, pretax income also increased 88.2% to $21.2 million. The effective tax rate decreased from 144.7% last year to 18.4% this year primarily related to lower net exchange losses on income tax accounts and we expect the tax rate for the full year ended March 31, 2013 will be 38.8% after absorption of discrete items.

Liquidity and Capital Resources

As of September 30, 2012, available credit lines and cash were $490.9 million, comprised of $194.7 million in cash and $296.2 million of credit lines, of which $60.0 million was available under the $250.0 million U.S. revolving credit facility for general corporate purposes, $227.1 million of foreign seasonal credit lines and $9.1 million exclusively for letters of credit.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities and outstanding public notes, as they may permit.

Effective September 30, 2012, the Company did not achieve a fixed charge ratio under the 10% senior notes indenture to access the restricted payments basket for the purchase of common stock, payment of dividends and other actions under that basket. From time to time the Company may not meet or exceed the ratio to utilize this basket.

Fiscal Year 2013 Second Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its second fiscal quarter ended September 30, 2012, on November 7, 2012 at 8:00 A.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 11:00 A.M. ET, November 7th through 11:00 A.M. November 12th. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 1188774. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results may differ materially from those currently anticipated expected or projected. The following factors, among others, could cause actual results to differ from those expressed or implied by the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those expressed or implied by forward-looking statements can be found in AOI's most recent Annual Report on Form 10-K and the other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

-MORE-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Three and Six Months Ended September 30, 2012 and 2011
(Unaudited)

	Three Months Ended September 30		Six Months Ended September 30,	
(in thousands, except per share data)	2012	2011	2012	2011
Sales and other operating revenues	$576,411	$514,531	$934,181	$876,095
Cost of goods and services sold	489,448	443,281	805,655	748,597
Gross profit	86,963	71,250	128,526	127,498
Selling, administrative and general expenses	35,982	34,402	72,076	69,357
Other income	(1,157)	891	(1,347)	4,121
Restructuring charges	-	747	-	1,516
Operating income	49,824	36,992	55,103	60,746
Interest expense	29,776	27,027	56,891	52,803
Interest income	1,121	1,286	2,119	2,777
Income before income taxes and other items	21,169	11,251	331	10,720
Income tax expense (benefit)	3,901	16,275	13,140	14,394
Equity in net income of investee companies	1,045	1,173	850	1,173
Net income (loss)	18,313	(3,851)	(11,959)	(2,501)
Less: Net income (loss) noncontrolling interests	(55)	(130)	416	(101)
Net income (loss) Alliance One International, Inc.	$18,368	$(3,721)	$(12,375)	$(2,400)
Earnings (loss) per share:				
Basic	$0.21	$(0.04)	$(0.14)	$(0.03)
Diluted	$0.18	$(0.04)	$(0.14)	$(0.03)
Weighted average number of shares outstanding:				
Basic	87,367	86,968	87,280	86,891
Diluted	110,545	86,968	87,280	86,891

See notes to condensed consolidated financial statements